Exhibit 3.1(b)

EXECUTION VERSION

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF THE

SERIES A PREFERRED STOCK

OF

MILLENNIUM CHEMICALS INC.

(Pursuant to Section 151 of the

General Corporation Law of the State of Delaware)

We, Robert E. Lee, President, and C. William Carmean, Secretary, of Millennium Chemicals Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “GCL”), in accordance with Section 151 of the GCL, do hereby certify as follows:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation ( the “Certificate of Incorporation”) authorizes the issuance of up to 25,000,000 shares of preferred stock, $0.01 par value (the “Preferred Stock”), in one or more classes or series, with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be stated and expressed in a resolution or resolutions providing for the creation and issuance of any such class or series adopted by the board of directors of the Corporation (the “Board of Directors”) prior to the issuance of any shares of such class or series, pursuant to authority expressly vested in the Board of Directors by the Certificate of Incorporation.

SECOND: The Board of Directors of the Corporation, at a meeting held on March 28, 2004, duly adopted the following resolutions authorizing the creation of a new series of such Preferred Stock, to be known as “Series A Preferred Stock,” stating that 1,000 shares of the authorized and unissued Preferred Stock shall constitute such series, and setting forth a statement of the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof as follows:

BE IT RESOLVED, that the terms of the Series A Preferred Stock shall be as follows:

1. Series A Preferred Stock.

1.1 Designation. The first series of Preferred Stock is designated and known as “Series A Preferred Stock” and shall consist of 1,000 shares.

1.2 Rank. The Series A Preferred Stock shall, with respect to dividend rights, rank pari passu to the common stock of the Corporation, par value $0.01 per share (the “Common Stock”), and with respect to rights on liquidation, dissolution and winding up of the affairs of the Corporation, rank prior to the Common Stock.

2. Dividend Rights. Each share of the Series A Preferred Stock shall be entitled to receive such dividends thereon as are in the amount of twice the dividends as may be declared from time to time by the Board of Directors per share of Common Stock, if any. For the avoidance of doubt, the Board of Directors shall not declare any dividend on the Common Stock without declaring a dividend in the same form and in twice the amount per share on the Series A Preferred Stock.

3. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, no distribution shall be made to the holders of the Common Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received a liquidation preference of $1,000 per full share of Series A Preferred Stock. For purposes of this Section 3, neither the sale, lease, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more corporations shall be deemed to be a liquidation, dissolution or winding-up of the affairs of the Corporation (unless such sale, conveyance, exchange or transfer is in connection with a dissolution or winding up of the business of the Corporation).

4. Voting Rights.

4.1 Series A Preferred Stock. Each holder of shares of Series A Preferred Stock shall have the right to one (1) vote for each share of Series A Preferred Stock held of record on the books of the Corporation.

4.2 Scope. Each holder of Series A Preferred Stock shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation (as in effect at the time in question) and applicable law, and shall be entitled to vote, together as a class with the holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote, except as required by applicable law. Except as required by applicable law, the holders of Series A Preferred Stock and the holders of Common Stock shall vote together and not as separate classes on any matter upon which such holders are entitled to vote, including, but not limited to, any sale, lease, assignment, transfer or other conveyance of all or substantially all of the assets of the Corporation or any of its subsidiaries, or any consolidation or merger involving the Corporation or any of its subsidiaries, or any reclassification or other change of any stock, or any recapitalization of the Corporation as to which the stock of the Corporation has the right to vote.

5. Miscellaneous.

5.1 No Preemptive Rights. No holder of Series A Preferred Stock shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Designations, Preferences and Rights to be signed by Robert E. Lee, President, and attested by C. William Carmean, Secretary, as of this 30 day of November, 2004.

/s/ Robert E. Lee
Name:	Robert E. Lee
Title:	President

ATTESTED:

By:	/s/ C. William Carmean
Name:	C. William Carmean
Title:	Secretary